Exhibit (b)(2)

DBX ETF TRUST

Amendment to the By- Laws

November 25, 2019

Article 1, Section 1.2 of the Trust’s By-Laws Dated October 7, 2010, as amended, shall be amended to read as follows effective November 25, 2019:

Section 1.2. Principal Office of the Trust. The principal office of the Trust is 875 Third Avenue, New York, New York 10022 or such other place as shall be determined by the Trustees from time to time.